UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 22, 2023

BANYAN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

(Address of principal executive offices)

(847) 757-3812
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	BYN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	BYN	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BYN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 22, 2023, Banyan Acquisition Corporation (the “Company”), Panther Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”) and Pinstripes, Inc., a Delaware corporation (“Pinstripes”) entered into a Business Combination Agreement (the “Agreement”). Pinstripes, Merger Sub and the Company are collectively referred to as the “Parties.”

Pinstripes is a best-in-class experiential dining and entertainment brand combining bistro, bowling, bocce and private event space. Pinstripes provides a “home away from home” where guests can celebrate life while enjoying delicious food, entertainment and socializing. Despite the increase in virtual connectivity over the last several years, people feel less connected than ever before and are seeking ways to bring back the human-to-human connections that have been lost. Pinstripes addresses this problem by offering curated experiences to create meaningful connections, and Pinstripes sits at the confluence of three dynamic markets with broad consumer appeal: casual dining, entertainment and private events.

The Business Combination

Pursuant to the Agreement, it is anticipated that (a) Merger Sub shall merge with an into Pinstripes (the “Merger”), with Pinstripes being the surviving corporation of the Merger (Pinstripes, in its capacity as the surviving company of the Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of the Company.

The Merger and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination.” The Company intends to file a Registration Statement on Form S-4 as promptly as reasonably practicable and it is currently anticipated that the Business Combination will close in the fourth quarter of 2023, following the receipt of the required approval by the Company’s stockholders and the fulfillment or waiver of other closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $0.01 of Pinstripes (the “Pinstripes Common Stock”) (including shares of Pinstripes Common Stock resulting from the conversion of preferred stock of Pinstripes and excluding Dissenting Shares (as defined in the Agreement), treasury shares and Series I Convertible Preferred Stock of Pinstripes) will be cancelled and extinguished and converted into the right to receive the number of shares of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”) determined in accordance with the Agreement based on a pre-money equity value of Pinstripes of $429,000,000 and a price of $10 per share of Company Common Stock. The Series I Convertible Preferred Stock of Pinstripes will be converted into Pinstripes Common Stock immediately prior to the Closing (as defined below) and, at the effective time of the Merger, such resulting shares of Pinstripes Common Stock will be cancelled and extinguished and converted into the right to receive the number of shares of Company Common Stock determined in accordance with the Agreement based on an exchange ratio of 2.5 shares of Company Common Stock for each share of Pinstripes Common Stock resulting from the conversion of the Series I Preferred Stock of Pinstripes immediately prior to Closing.

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties and covenants from each of the Parties, including certain restrictive covenants applicable to Pinstripes. The Parties have agreed to take all actions necessary or appropriate such that effective immediately after the effective time of the Merger the Company’s board of directors will be divided into three classes and be composed of a total of seven (7) directors, which directors shall include one (1) individual designated by the Company and six (6) individuals designated by Pinstripes. The Parties may also enter into additional equity or equity-linked financing commitments for up to $57 million of gross proceeds (the “PIPE Investment”) at or prior to the closing of the Business Combination (the “Closing”).

Conditions to Each Party’s Obligations

The obligations of Parties to consummate the transactions contemplated by the Agreement are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) each applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Business Combination shall have expired, been terminated or obtained (or be deemed, by applicable law, to have been obtained), as applicable; (ii) there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Agreement illegal or any order in effect preventing the consummation of the Business Combination; (iii) the required Company stockholder approval shall have been obtained; (iv) the Company’s common stock to be issued in connection with the transactions contemplated by the Agreement shall be listed or have been approved for listing on NYSE or Nasdaq, subject only to official notice of issuance thereof; (v) the certificate of merger shall have been accepted for filing by the Delaware Secretary of State; and (vi) the Pinstripes required approval shall have been obtained.

The obligations of Pinstripes to consummate the transactions contemplated by the Agreement are further subject to the satisfaction (or written waiver by Pinstripes) at or prior to the Closing of the following conditions: (i) certain representations and warranties of the Company and Merger Sub shall be true and correct as of the date of Closing as if made at and as of such time; (ii) each of the Company and Merger Sub shall have performed in all material respects its obligations under the Agreement required to be performed by it at or prior to the Closing; (iii) an authorized officer of the Company shall have executed and delivered to the Pinstripes a certificate as to compliance with certain conditions; (iv) the receipt of certain closing deliverables; and (v) the aggregate cash proceeds from the Company’s trust account (after deducting any amounts paid to the Company’s stockholders that exercise their redemption rights in connection with the Business Combination), together with the gross proceeds from the PIPE Investment, the gross proceeds from the Bridge Financing (as defined below) and 50% of the gross amount of any additional financing in connection with the Business Combination shall be equal to or greater than $75,000,000.

The obligations of the Company and the Merger Sub to consummate the transactions contemplated by the Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions: (i) certain representations and warranties of Pinstripes shall be true and correct as of the date of Closing as if made at and as of such time; (ii) Pinstripes shall have performed in all material respects its obligations under the Agreement required to be performed by it at or prior to the date of Closing; (iii) the Company shall have received certain closing deliveries; (iv) there shall not have occurred a Material Adverse Effect (as defined in the Agreement) since the date of the Agreement; and (v) an authorized officer of Pinstripes shall have executed and delivered a certificate as to its compliance with certain conditions.

Termination

The Agreement may be terminated at any time at or prior to the Closing: (i) in writing, by mutual consent of the Company and Pinstripes; (ii) by either the Company or Pinstripes by written notice to the other Party if any final, non-appealable, order is in effect prohibiting the consummation of the transactions contemplated by the Agreement or any final, non-appealable, law has been adopted that makes consummation of the transactions contemplated by the Agreement illegal; provided, that the right to terminate the Agreement as described in this clause (ii) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of the Agreement results in or causes such final, non-appealable order or law; (iii) by either the Company or Pinstripes if the Closing does not occur on or prior to December 24, 2023; provided, that the right to terminate the Agreement as described in this clause (ii) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of the Agreement results in or causes the failure of the Closing to occur by such date; (iv) by the Company, by written notice to Pinstripes, if there has been a breach of any representation, warranty, covenant or other agreement and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied upon Closing, (v) by Pinstripes, by written notice to the Company, if there has been a material breach of any representation, warranty, covenant or other agreement made by the Company or Merger Sub in the Agreement and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied upon Closing; (vi) by the Company if the written consent from Pinstripes’ stockholders is not delivered within three full business days after the Company provides Pinstripes with written notice that the Registration Statement/Proxy Statement is declared effective; (vii) by Pinstripes if at any time prior to Closing the board of directors of the Company changes its recommendation that Company stockholders vote in favor of the transactions contemplated by the Agreement; or (viii) by Pinstripes if the Parties mutually determine in writing that the Merger is not expected to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 and the Parties are unable to mutually agree on an alternative transaction structure.

The Agreement also provides that, in case the Agreement is terminated (unless by Pinstripes due to a Willful and Material Breach (as defined and further detailed in the Agreement)), the Company and Pinstripes will share any qualifying expenses relating to the transaction in the following manner: (i) first, the Company will bear and pay up to $400,000, and (ii) second, Pinstripes will bear and pay up to $1,500,000 of any remaining expenses that qualify for expense reimbursement. Qualifying expenses are any SPAC Expenses (as defined in the Agreement) that are incurred on and following May 1, 2023, with the exception of fees and expenses of legal counsel to the Company.

A copy of the Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Agreement is qualified in its entirety by reference thereto. The Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of the Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company believes that these schedules do not contain information that is material to an investment or voting decision.

Sponsor Letter Agreement

Concurrently with the execution of the Agreement, the Company, Banyan Acquisition Sponsor LLC, a Delaware Limited Liability Company (the “Sponsor”), George Courtot, Bruce Lubin, Otis Carter, Kimberley Annette Rimsza, Matt Jaffee and Brett Biggs (collectively, the “Sponsor Parties”) and Pinstripes, entered into a Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to (i) vote in favor of all SPAC Stockholder Voting Matters (as such term is defined in the Agreement) and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the shares of Class B common stock, par value $0.0001 per share of the Company (the “Class B Shares”) held by the Sponsor Parties, (iii) not redeem any of their shares in connection with the vote to approve the Business Combination and (iv) not further amend or modify the letter agreement, dated as of January 19, 2022, by and among the Company, the Sponsor and other parties thereto (the “Prior Letter Agreement”). Additionally, each of the Sponsor Parties acknowledged that the Prior Letter Agreement would continue to be in effect and would survive the consummation of the Business Combination; provided, however, that effective from the Closing, the lock-up period contained in Section 7 of the Prior Letter Agreement would be shortened to six months from the Closing.

In addition, the Sponsor Parties agreed that two-thirds of the Class B Shares (or Class A common stock of the Company if converted) held by the Sponsor Parties (excluding up to 1,000,000 shares that will be transferred by the Sponsor to investors pursuant to certain non-redemption agreements entered into by the Sponsor and up to 2,000,000 shares that may be transferred by the Sponsor to investors in the Bridge Financing and the PIPE Investment, the “Vesting Shares”) shall be subject to vesting conditions and forfeiture as follows: 50% of the Vesting Shares shall vest and no longer be subject to forfeiture if the volume weighted average share price of the Company Common Stock equals or exceeds $12.00 per share for any 20 trading days within any consecutive 30-trading day period commencing five months after the Closing; and (ii) 100% of the Vesting Shares shall vest and no longer be subject to forfeiture if the volume weighted average share price of the Company Common Stock equals or exceeds $14.00 per share for any 20 trading days within any consecutive 30-trading day period commencing five months after the Closing. Any Vesting Shares that remain unvested upon the five-year anniversary of the Closing will be forfeited by the Sponsor Parties.

The foregoing description of the Sponsor Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, it is anticipated that the Company, the Sponsor Parties and certain equityholders of Pinstripes will enter into an Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of the post-Business Combination company.

Security Holder Support Agreement

Concurrently with the execution of the Agreement, the Company, Pinstripes and certain security holders of Pinstripes (collectively, the “Pinstripes Holders”) entered into security holder support agreements (the “Support Agreements”), pursuant to which the Pinstripes Holders have agreed to, among other things, (i) waive any appraisal rights or dissenter rights in connection with the Business Combination, (ii) as soon as reasonably practicable following the Registration Statement (as defined below) being declared effective by the Securities and Exchange Commission (the “SEC”), consent to and vote in favor of the Agreement and the transactions contemplated thereby (including the Merger) and (iii) not transfer any Company Common Stock such Pinstripes Holders will be issued in connection with the Business Combination for a period of six months following the Closing. The transfer restrictions for the Pinstripes Holders will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of the Company Common Stock reaching or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

The foregoing description of the Support Agreement is subject to and qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Lockup Agreement

Concurrently with the execution of the Agreement, the Company, Pinstripes and certain security holders of Pinstripes (the “Security Holders”) entered into a lockup agreement (the “Lockup Agreement”), pursuant to which each Security Holder agreed that it, he or she will not transfer any Company Common Stock such Security Holder will be issued in connection with the Business Combination or any warrants of the Company issued to such Security Holder at the time of the initial public offering of the Company for a period of six months following the Closing. The transfer restrictions for the Security Holders will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of the Company Common Stock reaching or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. Additionally, the transfer restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, certain open market transfers and transfers upon death or by will.

The foregoing description of the Lockup Agreement is subject to and qualified in its entirety by reference to the full text of the Lockup Agreement, a copy of which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Director Designation Agreement

At the closing of the Business Combination, the Company’s board of directors will be composed of a total of seven (7) directors and the Company and Mr. Dale Schwartz, the chief executive officer of Pinstripes, will enter into a director designation agreement (the “Director Designation Agreement”), pursuant to which, among other things, Mr. Schwartz will have the right to designate: (i) four directors for election to the board of the post-Business Combination company so long as he or any trusts or family partnerships he controls (collectively, the “Schwartz Group”) beneficially own a number of shares equal to at least 70% of the number of shares of Company Common Stock the members of the Schwartz Group are issued in connection with the Business Combination, (ii) three directors for election to the board of the post-Business Combination company so long as the members of the Schwartz Group hold 50% of the shares of Company Common Stock the members of the Schwartz Group are issued in connection with the Business Combination, (iii) two directors for election to the board of the post-Business Combination company so long as the members of the Schwartz Group hold 25% of the shares of Company Common Stock the members of the Schwartz Group are issued in connection with the Business Combination and (iv) one director for election to the board of the post-Business Combination company so long as the members of the Schwartz Group hold 10% of the shares of Company Common Stock the members of the Schwartz Group are issued in connection with the Business Combination. Pursuant to the Director Designation Agreement, Mr. Schwartz will also have the right to designate a majority of the members of each committee of the board for so long as Mr. Schwartz has the ability to designate at least four individuals for nomination to the board. At all other times that Mr. Schwartz has the ability to designate at least one individual for nomination to the board, Mr. Schwartz will have the ability to designate at least one-third, but in no event fewer than one, of the members of each committee. Pursuant to the Director Designation Agreement, the post-Business Combination company will not increase or decrease the size of the board or take certain other actions that might reasonably be deemed to adversely affect any of Mr. Schwartz’ rights thereunder without the consent of Mr. Schwartz so long as Mr. Schwartz has the ability to designate at least one individual for nomination to the board. Each of Mr. Schwartz’s designees (other than himself) must qualify as independent directors under the rules of the New York Stock Exchange (or, if not the New York Stock Exchange, the principal U.S. national securities exchange upon which the Company Common Stock is then listed).

The foregoing description of the Director Designation Agreement is subject to and qualified in its entirety by reference to the full text of the form of Director Designation Agreement, of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Bridge Financing

Concurrently with the execution of the Agreement, affiliates of the Sponsor entered into a securities purchase agreement with Pinstripes to provide $18.0 million of bridge financing in the form of Series I Convertible Preferred Stock of Pinstripes (the “Bridge Financing”). The shares of Series I Convertible Preferred Stock received by such affiliates will convert, pursuant to the terms of the Agreement, into shares of Company Common Stock in connection with the consummation of the Business Combination.

Item 7.01	Regulation FD Disclosure

On June 23, 2023, Pinstripes and the Company issued a press release announcing that it executed the Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is an investor presentation that will be used by Pinstripes and the Company in connection with the Business Combination.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Notice Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K and the documents incorporated by reference herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, the risk related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of expenses and profitability. The foregoing list of factors is not exhaustive.

The reader should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus dated January 19, 2022, related to its initial public offering, the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by the Company from time to time with the SEC.

The reader is cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of the Company and Pinstripes. The Company and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of the Company or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find it

The Company intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of the Company, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about the Company and Pinstripes and the proposed Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that the Company will send to its stockholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and related matters. Stockholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or security holder. However, the Company and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of the Company and Pinstripes in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
2.1 †	Business Combination Agreement, dated as of June 22, 2023, by and among Banyan Acquisition Corporation, Panther Merger Sub Inc. and Pinstripes, Inc.
10.1	Sponsor Letter Agreement, dated as of June 22, 2023, by and among Banyan Acquisition Corporation, Pinstripes, Inc., Banyan Acquisition Sponsor LLC and other parties thereto.
10.2†	Security Holder Support Agreement, dated as of June 22, 2023, by and among Banyan Acquisition Corporation, Pinstripes, Inc. and certain security holders of Pinstripes, Inc. set forth therein.
10.3	Lockup Agreement, dated June 22, 2023, by and among Banyan Acquisition Corporation, Pinstripes, Inc. and certain security holders set forth therein.
10.4	Form of Director Designation Agreement, by and between Banyan Acquisition Corporation and Dale Schwartz.
99.1	Press Release, dated June 23, 2023.
99.2	Investor Presentation, dated June 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Banyan Acquisition Corporation

Dated: June 23, 2023	/s/ Keith Jaffee
Keith Jaffee
Chief Executive Officer